SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




( ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED JUNE 30, 2000

( TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For the transaction period from   to


                       Commission file Number 0-27782

   THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND
                              CERTAIN AFFILIATES
                          (Full Title of the Plan)

                   DIME COMMUNITY BANCSHARES, INC.
                   209 Havemeyer Street, Brooklyn, NY  11211
                   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

      Registrant's telephone number, including area code: (718) 782-6200

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES,
INC. AND CERTAIN AFFILIATES


TABLE OF CONTENTS


                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS FOR THE YEARS ENDED
 JUNE 30, 2000 AND 1999:

 Statements of Net Assets Available for Plan Benefits                  4

 Statements of Changes in Net Assets Available for Plan Benefits
    for the Years Ended June 30, 2000 and 1999                        5-6

 Notes to Financial Statements                                       7-10

SUPPLEMENTAL INFORMATION:

   Schedule H, Item 4 (i)  - Schedule of Assets Held for
       Investment Purposes as of June 30, 2000                        11

SIGNATURES                                                            12

INDEPENDENT AUDITORS' REPORT


To the Board of  Directors of
  Dime Community Bancshares, Inc. & Subsidiary

We have audited the accompanying statements of net assets available for plan benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. And Certain Affiliates (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits as of June 30, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of assets held for investment purposes is the responsibility of the Plan's management, and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, when considered in relation to the 2000 basic financial statements taken as a whole.


               /s/ DELOITTE & TOUCH LLP
               New York, New York


December 15, 2000

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF JUNE 30, 2000 AND
1999


                                                               JUNE 30, 2000                                JUNE 30, 1999
                                           -------------------------------------------     ----------------------------------------
                                           ALLOCATED        UNALLOCATED         TOTAL       ALLOCATED     UNALLOCATED       TOTAL
                                           ----------      ------------      ----------    ----------    ------------    ----------
ASSETS:
Investment in HSBC Bank, USA
   short-term investment fund                $232,229            $8,035        $240,264      $146,174          $4,289      $150,463
Investments in shares of Dime Community
   Bancshares, Inc. common stock, at fair
   value                                    7,237,131        11,044,216      18,281,347     7,814,370      18,637,969    26,452,339
                                           ----------      ------------      ----------    ----------    ------------    ----------
Total investments                           7,469,360        11,052,251      18,521,611     7,960,544      18,642,258    26,602,802
                                           ----------      ------------      ----------    ----------    ------------    ----------
Accrued income receivable                       1,262               639           1,901           564             301           865
                                           ----------      ------------      ----------    ----------    ------------    ----------
TOTAL ASSETS                                7,470,622        11,052,890      18,523,512     7,961,108      18,642,559    26,603,667
                                           ==========      ============      ==========    ==========    ============    ==========
LIABILITIES:
Borrowing from Dime Community Bancshares,
Inc.                                               -          6,852,526       6,852,526            -        8,016,326     8,016,326
                                           ----------      ------------      ----------    ----------    ------------    ----------
TOTAL LIABILITIES                                  -          6,852,526       6,852,526            -        8,016,326     8,016,326
                                           ----------      ------------      ----------    ----------    ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                                $7,470,622        $4,200,364     $11,670,986    $7,961,108     $10,626,233   $18,587,341
                                           ==========      ============      ==========    ==========    ============    ==========

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES,
INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED JUNE 30, 2000

                                                       ALLOCATED           UNALLOCATED              TOTAL
                                                       ----------          ------------            ----------
ADDITIONS:
Investment income - dividends                            $228,621              $533,161             $761,782
Contributions from Dime Savings Bank of
   Williamsburgh, net                                          -              1,277,785            1,277,785
Allocation of 121,989 shares of Dime
   Community Bancshares, Inc. common stock to
   participant accounts                                 1,982,321                    -             1,982,321
                                                       ----------          ------------           ----------
TOTAL ADDITIONS                                         2,210,942             1,810,946            4,021,888
                                                       ----------          ------------           ----------
SUBTRACTIONS:
Investment activities - Depreciation in
   market value of Dime Community Bancshares,
   Inc. common stock                                    2,324,358             5,611,431            7,935,789
Allocation of 121,989 shares of Dime
   Community Bancshares, Inc. common stock to
   participant accounts                                        -              1,982,321            1,982,321
Cash benefit payments                                     279,662                    -               279,662
Release of 4,899 shares for benefit payments               97,408                    -                97,408
INTEREST EXPENSE ON BORROWING FROM DIME
   COMMUNITY BANCSHARES, INC.                                  -                643,063              643,063
                                                       ----------          ------------           ----------
TOTAL SUBTRACTIONS                                      2,701,428             8,236,815           10,938,243
                                                       ----------          ------------           ----------
CHANGE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS DURING THE YEAR                     (490,486)           (6,425,869)          (6,916,355)
                                                       ----------          ------------           ----------
NET ASSETS AVALABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                    7,961,108            10,626,233           18,587,341
                                                       ----------          ------------           ----------
   END OF YEAR                                         $7,470,622            $4,200,364          $11,670,986
                                                       ==========          ============           ==========

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED JUNE 30, 1999

                                                                  ALLOCATED             UNALLOCATED               TOTAL
                                                                ------------            -----------           -----------
ADDITIONS:
Investment income - dividends                                       $118,543               $471,004              $589,547
Contributions from Dime Savings Bank of
   Williamsburgh, net                                                     -               1,424,385             1,424,385
Allocation of 115,832 shares of Dime Community
   Bancshares, Inc. common stock to participant
   accounts                                                        2,693,094                     -              2,693,094
                                                                ------------            -----------           -----------
TOTAL ADDITIONS                                                    2,811,637              1,895,389             4,707,026
                                                                ------------            -----------           -----------
SUBTRACTIONS:
Investment activities - Depreciation in market value
   Community of Dime Community Bancshares, Inc.
   common stock                                                    1,143,501              4,128,593             5,272,094
Allocation of 115,832 shares of Dime Community
   Bancshares, Inc. common stock to participant
   accounts                                                               -               2,693,094             2,693,094
Cash benefit payments                                                315,674                     -                315,674
Release of 11,895 shares for benefit payments                        246,513                     -                246,513
INTEREST EXPENSE ON BORROWING FROM DIME
   COMMUNITY BANCSHARES, INC.                                             -                 733,972               733,972
                                                                ------------            -----------           -----------
TOTAL SUBTRACTIONS                                                 1,705,688              7,555,659             9,261,347
                                                                ------------            -----------           -----------
CHANGE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS DURING THE YEAR                               1,105,949             (5,660,270)           (4,554,321)
                                                                ------------            -----------           -----------
NET ASSETS AVALABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                               6,855,159             16,286,503            23,141,662
                                                                ------------            -----------           -----------
   END OF YEAR                                                   $7,961,1088            $10,626,233           $18,587,341
                                                                ============            ===========           ===========

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

NOTES TO FINANCIAL STATEMENTS YEARS ENDED JUNE 30, 2000 AND 1999


1.  SUMMARY DESCRIPTION OF PLAN

    The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. And Certain Affiliates (the "ESOP"). This description of the ESOP is provided for general information purposes only. Participants should refer to the ESOP document for a more complete description of the ESOP's provisions.

    a. GENERAL - The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the "Bank") on February 8, 1996, with an effective date of July 1, 1995.

         On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by Dime Community Bancshares, Inc. (the "Company"). Simultaneously, the Company issued 14,547,500 shares of common stock in a Subscription and Community offering to eligible investors in the following order of priority: (1) depositors whose deposits in qualifying accounts in the Bank totaled $50 or more on October 31, 1994; (2) the Employee plans of the Bank; including the ESOP, up to a maximum of 10% of the total shares issued,
         (3) depositors whose deposits in qualifying accounts in the Bank totaled $50 or more on March 31, 1996; and (4) members of the Bank, consisting of depositors of the Bank as of May 9, 1996, the voting record date for the special meeting of members to vote on the Conversion, other than those members who otherwise qualified as Eligible Account Holders or Supplemental Eligible Account Holders.
         The ESOP purchased 1,163,800, or 8%, of the shares issued by the Company in its community offering at the initial issuance price of $10.00 per share.

         The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ESOP is administered by the Compensation Committee appointed by the Company's Board of Directors. The trust services department of HSBC Bank, USA (formerly Marine Midland Bank) ("Trustee") acts as the trustee for the ESOP.

         In order to purchase the shares of the Company's common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which, as of June 30, 2000, was to be repaid over a ten year period at a fixed
         interest rate of 8.0%.   Effective July 1, 2000, the maturity of the
         ESOP loan was extended from June, 2006 to December, 2025, with the continued option of prepayment. Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP. As the ESOP makes each payment of principal on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code. Shares fully vest upon allocation.

         The borrowing is collateralized by the unallocated shares of stock held by the ESOP. The Company, as lender, has no rights against shares once they are allocated under the ESOP.

         Accordingly, the financial statements of the ESOP for the years ended June 30, 2000 and 1999, present separately the assets and liabilities and changes therein pertaining to:

           (1) the accounts of employees with vested rights in allocated stock (Allocated) and
           (2) stock not yet allocated to employees (Unallocated)

    b. ELIGIBILITY AND PARTICIPATION -All Eligible Employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically participate in the ESOP. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the Plan.

    c. CONTRIBUTIONS AND DISTRIBUTIONS- The Company or the Bank shall contribute to the ESOP an amount which, at minimum, shall serve to finance the ESOP's obligation under its outstanding borrowing from the Company. The Company or the Bank may contribute additional amounts, if designated by the ESOP Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company. Any additional contributions approved by the Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of Eligible Participants in accordance with a pre-established formula. Participant contributions are not permitted.

         No distributions from the ESOP will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank and its subsidiaries. Distributions are made in cash or, if participant elects, in the form of shares of common stock of the Company plus cash for fractional shares.

    d. VESTING - The balance credited to each Participant's account shall become vested in accordance with the following schedule:

             NUMBER OF YEARS OF SERVICE VESTED PERCENTAGE

                Less than 2 years          0%
                Less than 3 years         25
                Less than 4 years         50
                Less than 5 years         75
                5 or more years          100

         Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Bank prior to the establishment of the ESOP. Any previously unvested portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Employer.

     e. INVESTMENTS - As of June 30, 2000 and 1999, the ESOP's investments consists solely of investments in common stock of the Company. The ESOP is permitted, under the Plan Document, to invest in any commingled or group trust fund, or common trust fund that are exempt from taxes under Section 501(a) of the Internal Revenue Code.

     f. ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula. The released shares are allocated to Eligible Participant accounts in the proportion that each such Eligible Participant's compensation, as measured under the terms of the Plan Document, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all Eligible Participants, as measured under the terms of the Plan Document.

        Released shares allocated to participant accounts totaled 121,989 and 115,832 during the years ended June 30, 2000 and 1999, respectively.

        Each participant's account reflects an allocation of the Bank's contributions, ESOP earnings and the forfeiture of terminated participant non-vested accounts.

        Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period. Such vote is made in direct proportion to the votes received from participants.

     g. FORFEITURES - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September, or December. The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the ESOP committee.

     h. ESOP TERMINATION - The Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA. Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code. Upon termination of the ESOP, the Compensation Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell the shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of the ESOP are maintained on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The shares of Dime Community Bancshares, Inc. common stock are valued at fair value based upon the closing price stated in the Wall Street Journal. The closing price of the common stock was $16.25 and $23.25 per share, respectively, as of June 30, 2000 and 1999.

      Dividend income is accrued on the ex-dividend date for all dividends declared. During the years ended June 30, 2000 and 1999, cash dividends of $0.66 and $0.51 per share were declared and paid, respectively, on Dime Community Bancshares, Inc. common stock.

      Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method.

      USE OF ESTIMATES - The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

3.  FEDERAL INCOME TAXES

    The ESOP is intended to be qualified under Section 401(a) of the Internal
     Revenue Code (the "Code") and is intended to be exempt from taxation under
     Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated March 16, 2000. The ESOP has been amended since receiving the determination letter. However, the Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the ESOP's financial statements.

4.  ADMINSTRATION OF PLAN ASSETS

    The assets of the ESOP, which consist of investment in shares of Dime Community Bancshares, Inc. common stock, investments in the HSBC Bank, USA short-term investment fund and accrued interest and dividends receivable, are held in safekeeping as designated by the Trustee.

    Contributions to the ESOP are held and managed by the Trustee. All contributions received during the years ended June 30, 2000 and 1999, were utilized to service the principal and interest on the borrowing.

     Certain administrative functions are performed by officers or employees of the Company or Bank. No such officer or employee receives compensation from the ESOP for the administrative functions they perform. All administrative expenses of the ESOP are paid by the Company or the Bank.

5.    INVESTMENTS

    The investments, at June 30, 2000 and 1999, are presented in the following table:

                                                JUNE 30, 2000                                JUNE 30, 1999
                                    --------------------------------------      ------------------------------------
                                      ALLOCATED                UNALLOCATED       ALLOCATED               UNALLOCATED
                                    -------------              -----------      -----------             ------------
     Investment in HSBC
     Bank, USA Short-Term
     Investment Fund                     $232,229                   $8,035         $146,174                   $4,289
                                    =============              ===========      ===========             ============
     Shares of Dime
     Community Bancshares,
     Inc. Common Stock:
        Number of shares                  445,362                  679,644          336,102                  801,633
                                    =============              ===========      ===========             ============
        Cost                           $4,465,664               $6,899,951       $3,361,020               $8,016,330
                                    =============              ===========      ===========             ============
        Market                         $7,237,131              $11,044,216       $7,814,370              $18,637,969
                                    =============              ===========      ===========             ============

                                  * * * * * *

                                                             SCHEDULE 1

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES

SCHEDULE H, ITEM 4 (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF JUNE 30, 2000

         (A)                       (B)                          ( C )                       (D)                  (E)

PARTIES IN INTEREST       Identity of ISSUER         Description of INVESTMENT               COST                MARKET
--------------------      ---------------------      ----------------------------         -----------         -----------
                           Dime Community
Yes                           Bancshares, Inc.       Shares of common stock               $11,365,615         $18,281,347
Yes                        HSBC Bank, USA            Short-term investment fund               240,264             240,264
                                                                                          -----------         -----------
                                                                Total                     $11,605,879         $18,521,611
                                                                                          ===========         ===========


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancorp, Inc. and Certain Affiliates (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.



Dated:  December 23, 2000
                                /S/ VINCENT F. PALAGIANO
                                -------------------------
                                Vincent F. Palagiano
                                CHAIRMAN OF THE BOARD AND
                                   CHIEF EXECUTIVE OFFICER





Dated:  December 23, 2000
                               /S/ KENNETH J. MAHON
                               ---------------------------
                               Kenneth J. Mahon
                               EXECUTIVE VICE PRESIDENT AND
                                 CHIEF FINANCIAL OFFICER